Exhibit 12

NATIONWIDE FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Statement Regarding Computation of (Loss) Earnings to Fixed Charges

(in millions)

	Years ended December 31,
	2008	2007	2006	2005	2004
(Loss) Earnings:
(Loss) earnings from continuing operations before federal income tax (benefit) expense	$(1,367.9)	$800.4	$799.3	$780.4	$700.5
Fixed charges	1,316.1	1,462.8	1,484.6	1,510.4	1,430.5

	$(51.8)	$2,263.2	$2,283.9	$2,290.8	$2,131.0

Fixed Charges:
Interest credited to policyholder accounts	$1,210.5	$1,342.0	$1,381.5	$1,380.9	$1,328.3
Interest expense	105.6	110.6	103.1	107.6	102.4
Debt extinguishment costs	—	10.2	—	21.7	—

	$1,316.1	$1,462.8	$1,484.6	$1,510.2	$1,430.7

Ratio of (loss) earnings to fixed charges	(0.0)	1.5	1.5	1.5	1.5

Ratio of (loss) earnings to fixed charges, excluding interest credited to policyholder accounts	(12.0)	7.6	8.8	7.0	7.8